SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
             _______________________________________

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                    THE FAIRCHILD CORPORATION
                        (Name of Issuer)

Class A Common Stock, par value $.10 per share (Title of Class of
                           Securities)

                    303698104 (CUSIP Number)

                        Warren Persavich
                   Senior Vice President & COO
                     Banner Aerospace, Inc.
                 45025 Aviation Drive, Suite 300
                     Dulles, VA  20166-7556
                    Telephone:  703-478-5790
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         October 7, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D  and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [  ].








                           PAGE 1 OF 10

CUSIP No. 303698104
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Banner Aerospace, Inc. -- IRS EIN 95-2039311

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)[  ]                            b)[  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)             [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     The Reporting Person is a Delaware corporations.

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

     7.    SOLE VOTING POWER:
           1,246,400 -- but see Item 5.

     8.    SHARED VOTING POWER:     0

     9.    SOLE DISPOSITIVE POWER:

          1,246,400 -- but see Item 5.

    10.    SHARED DISPOSITIVE POWER:  0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
          1,246,400

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                             [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.08%

14.   TYPE OF REPORTING PERSON:  CO
                           PAGE 2 OF 10

Item 1.   Security and Issuer.

This Schedule 13D is filed with respect to the Class A Common Stock, par value $.10 per share, of The Fairchild Corporation, a Delaware corporation ("Fairchild"). The principal executive offices of Fairchild are located at 45025 Aviation Drive, Suite 400, Dulles, VA 20166-7516.

Item 2.   Identity and Background.

This  statement  is filed by Banner Aerospace, Inc.,  a  Delaware
corporation   ("Banner  Aerospace").   The  principal   executive
offices of Banner Aerospace are located at 45025 Aviation Drive, Suite 300, Dulles, VA 20166-7556.

Banner  Aerospace  is  a  distributor of  aircraft  rotables  and
engines.   It  is  a  subsidiary of  Fairchild.   Fairchild  owns
approximately 83% of Banner Aerospace's shares, which are traded on the New York Stock Exchange under the symbol BAR.

Exhibit A hereto sets forth the name, present principal occupation or employer, citizenship, and stock ownership of Fairchild Class A Common Stock for each executive officer and director of Banner Aerospace. The business address of each such person is c/o Banner Aerospace, Inc., 45025 Aviation Drive, Suite 300, Dulles, VA 20166-7556, Attention: General Counsel.

During the past five years prior to the date hereof, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has:
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.
                           PAGE 3 OF 10

Item 3.  Source and Amount of Funds or Other Consideration.

Through open market purchases, for the period of July 8, 1998, through October 14, 1998, Banner Aerospace purchased an aggregate of 1,246,400 shares of Fairchild Class A Common Stock, at an aggregate purchase price of $22,175,073. The shares were purchased with working capital funds of Banner Aerospace.

Item 4.   Purpose of Transaction.

On July 7, 1998, Banner Aerospace announced that its Board of Directors approved the purchase by Banner Aerospace of up to 2.5 million shares of Fairchild's Class A Common Stock through open market purchases. Through October 14, 1998, Banner Aerospace has purchased 1,246,400 shares of Fairchild's Class A Common Stock. Future purchases by Banner Aerospace will be made from time to time depending on the market price of Fairchild's stock and may be subject to Banner Aerospace obtaining any requisite lending approval.

The shares are held by Banner Aerospace for investment purpose. As a subsidiary of Fairchild, Banner Aerospace may not vote its shares of Fairchild Common Stock. Further, such shares of Fairchild Common Stock may not be sold by Banner Aerospace unless they are registered or are sold pursuant to an exemption from the securities registration requirements.

Banner Aerospace has entered into a Registration Rights Agreement with Fairchild, pursuant to which Banner Aerospace was granted certain demand registration rights and piggy-back registration rights for the shares of Fairchild stock purchased by Banner Aerospace in the open market.

Banner Aerospace may from time to time consider various alternatives with respect to its investment in Fairchild. As set forth above, Banner Aerospace plans to purchase up to an aggregate  of  2.5  million  shares of  Fairchild  Common  Stock, depending on market conditions. Such shares are held for investment, and may be sold by Banner Aerospace depending on market conditions. Banner Aerospace has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.
                          PAGE 4 OF 10




Item 5.   Interest in Securities of the Issuer.

(a) This statement on Schedule 13D relates to 1,246,400 shares of Fairchild Class A Common Stock beneficially owned by the Reporting Person, which constitutes approximately 6.08% of the issued and outstanding shares of Fairchild Class A Common Stock. The Reporting Person first owned in excess of 5% of the issued and outstanding shares of Fairchild Class A Common Stock as of October 7, 1998.

(b) Banner Aerospace has sole voting and dispositive power with respect to such 1,246,400 shares of Fairchild Class A Common Stock. However, under Delaware law, Banner Aerospace may not vote such shares, since it is a subsidiary of the issuer. Further, such shares may not be sold by Banner Aerospace unless they are registered pursuant to an effective registration statement, or are sold pursuant to an exemption from securities registration requirements. For accounting purposes, Fairchild treats the shares of Class A Common Stock owned by Banner Aerospace as Treasury Shares.

(c) Within the past sixty days, the Reporting Person purchased shares of Fairchild Class A Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto. All of such purchases were made on the open market.
(d)  Not applicable.
(e)  Not applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit A:  Officers and Directors of Banner Aerospace, Inc.
Exhibit B:  Purchases of Fairchild Class A Common Stock


                           PAGE 5 OF 10

                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 1998         BANNER AEROSPACE, INC.


                         By:  Warren Persavich
                              Senior Vice President and COO


                          PAGE 6 OF 10
                            EXHIBIT A
        OFFICERS AND DIRECTORS OF BANNER AEROSPACE, INC.

MICHAEL T. ALCOX
Citizenship:  USA
Director of Banner Aerospace.  Part-Time Vice President   of  The
Fairchild  Corporation.  Owner and operator of  travel  and  real estate businesses.
Beneficial  Ownership of Fairchild Class A Common Stock:   46,062
Shares (Less than 1% of Outstanding).

STEVEN L. GERARD
Citizenship:
Director of Banner Aerospace.
Beneficial  Ownership of Fairchild Class A  Common  Stock:  1,100
Shares (Less than 1% of Outstanding).

CHARLES M. HAAR
Citizenship:  USA
Director of Banner Aerospace.
Professor of law at Harvard University.
Beneficial Ownership of Fairchild Class A Common Stock: Less than
1% of Outstanding.

PHILIPPE HERCOT
Citizenship:
Director of Banner Aerospace.
Managing partner for Capital Industrie & Associs (a Paris, France based investment and consulting firm).
Beneficial Ownership of Fairchild Class A Common Stock: Less than
1% of Outstanding.

MICHAEL D. HERDMAN
Citizenship:
Director of Banner Aerospace.
Senior Vice President of American National Can for Beverage  Cans
Europe/Asia Pacific.
Beneficial Ownership of Fairchild Class A Common Stock: 0 Shares.

                          PAGE 7 OF 10

WARREN D. PERSAVICH
Director,  Senior Vice President and Chief Operating  Officer  of
Banner Aerospace.
Beneficial Ownership of Fairchild Class A Common Stock: 0 Shares.

DR. ERIC I. STEINER
Citizenship:  USA
Director and Senior Vice President of Banner Aerospace.
President   and   Chief  Operating  Officer  of   The   Fairchild
Corporation.
Beneficial Ownership of Fairchild Class A Common Stock:   169,415
Shares (Less than 1% of Outstanding).

JEFFREY J. STEINER
Citizenship:  Austria
Chairman of the Board, CEO and President of Banner Aerospace. Chairman of the Board and CEO of The Fairchild Corporation. Beneficial Ownership of Fairchild Class A Common Stock:
Shares of Class A Stock: 6,585,509 (See Notes (1) and (2)) Percent of Class A Stock: 28.96%

Note 1: Mr. Steiner is the settlor and a beneficiary of The Friday Trust (the sole stockholder of Paske Investments, Ltd.), and as such may be deemed to beneficially own the same shares of Class A Stock owned directly or beneficially by Paske Investments, Ltd. Class A Shares shown as owned by Mr. Steiner include: (i) 6,102,684 shares owned directly or beneficially by Paske Investments and subsidiaries (see Note 2); (ii) 145,900 shares owned of record by Mr. Steiner; (iii) exercisable stock options to purchase 267,025 shares of Class A Stock; (iv) 37,500 shares of Class A Stock owned by Mr. Steiner as custodian for his children; (v) 30,000 shares of Class B Stock (convertible on a one-to-one basis to Class A Stock) owned by Mr. Steiner as custodian for his children; and (vi) 2,400 shares of Class A Stock owned by the Jeffrey Steiner Family Foundation. Mr. Steiner disclaims beneficial ownership of shares owned by the Jeffrey Steiner Family Foundation and shares owned by him as custodian for his children.

                          PAGE 8 OF 10



Note 2: Paske Investments, Ltd. is the beneficial owner of shares of Class A Stock owned of record or beneficially by its indirect wholly owned subsidiaries, as follows: (A) Stinbes
Limited: (i) 47,300 shares of Class A Stock, (ii) 2,533,996 shares of Class B Stock convertible on a one-to-one basis to Class A Stock, and (iii) warrants to purchase 375,000 shares of Class A Stock or Class B Stock; and (B) Bestin Ltd.: 3,146,388 shares of Class A Stock. Paske Investments, Ltd. is a wholly-owned subsidiary of The Friday Trust, a trust organized under the laws of Jersey, Channel Islands, of which the sole trustee is Lloyds Bank Trust Company (Channel Islands) Limited.

LEONARD TOBOROFF
Citizenship:
Director of Banner Aerospace
Executive Vice President and Director of Riddell Sports, Inc., a manufacturer and licenser of sports equipment. Vice President and Vice Chairman of the Board of Allis-Chalmers Corporation, a holding company.
Beneficial Ownership of Fairchild Class A Common Stock: 0 Shares.

Eugene W. Juris
Citizenship:  USA
Vice President and Chief Financial Officer of Banner Aerospace.
Beneficial Ownership of Fairchild Class A Common Stock: 0 Shares.

Bradley T. Lough
Citizenship:  USA
Treasurer and Secretary of Banner Aerospace.
Beneficial Ownership of Fairchild Class A Common Stock: 0 Shares.

                          PAGE 9 OF 10
EXHIBIT B

PURCHASES OF FAIRCHILD CLASS A COMMON STOCK


Trade date     No. of Shares  Price Per Share     Total Cost

7/8/98         112,700        22.4987 (1)         2,535,601.75
7/9/98           5,000        22.4775 (1)           112,387.50
7/10/98         18,000        22.4775 (1)           404,595.00
7/13/98            500        22.4775 (1)            11,238.75
7/14/98         82,500        22.4775 (1)         1,845,393.75
7/15/98        150,000        22.3483 (1)         3,352,250.00
7/16/98         76,000        22.0334 (1)         1,674,540.00
7/23/98         22,000        22.2900 (1)           490,380.00
7/27/98         20,000        21.7275 (1)           434,550.00
7/28/98         20,000        21.5056 (1)           430,112.50
7/29/98         35,500        20.8754 (1)           741,076.25
7/30/98         20,000        20.9963 (1)           419,925.00
7/31/98         37,300        20.9736 (1)           782,317.00
8/3/98           7,800        20.5400 (1)           160,212.00
8/4/98          33,000        20.0707 (1)           662,332.50
8/5/98          12,000        18.5400 (1)           222,480.00
8/26/98         97,000        14.9207 (1)         1,447,311.25
8/27/98         45,500        15.8264 (1)           720,101.25
8/28/98        100,000        16.0400 (1)         1,604,000.00
9/11/98         44,000        12.9775 (1)           571,010.00
9/23/98          2,000        13.0713 (1)            26,142.50
10/6/98         50,000        12.2200 (2)           611,000.00
10/7/98        191,600        11.4358 (2)         2,191,099.28
10/8/98         24,000        11.3413 (2)           272,191.20
10/13/98        30,000        11.0304 (2)           330,912.00
10/14/98        10,000        11.2913 (2)           112,913.00
               --------       -----------         -------------
TOTAL          1,246,400      17.7913             22,175,072.48


(1)  Includes commission of $0.04 per share
(2)  Includes commission of $0.06 per share

                          PAGE 10 OF 10